UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                Amendment No. 1
                                      to
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           AVONDALE INDUSTRIES, INC.
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                               (Name of Issuer)

                                 COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                        (Title of Class of Securities)

                                   054350103
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                                (CUSIP Number)

                           Stephen B. Clarkson, Esq.
                 Vice President, General Counsel and Secretary
                        Newport News Shipbuilding Inc.
                            4101 Washington Avenue
                            Newport News, VA 23607
                                (757) 380-3600
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      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                 June 8, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 054350 10 3

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Newport News Shipbuilding Inc.
          IRS # 74-1541566
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

          WC, BK, OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               -0-
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% of shares of common stock
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  14   TYPE OF REPORTING PERSON*

          CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This statement relates to the common stock, par value $1.00 per share ("Avondale Common Stock"), of Avondale Industries, Inc., a Louisiana corporation ("Avondale"). The principal executive offices of Avondale are located at 5100 River Road, Avondale, Louisiana 70094.

Item 2.  Identity and Background.

          This statement is being filed by Newport News Shipbuilding Inc., a Delaware corporation ("Newport News"). The address of the principal business and principal offices of Newport News is 4101 Washington Avenue, Newport News, Virginia 23607. Newport News designs and constructs nuclear powered aircraft carriers and submarines for the U.S. Navy and provides refueling and overhauling services for ships in the Navy fleet.

          The names of the directors and executive officers of Newport News, their citizenship and present principal occupations or employment are set forth on Schedule I hereto, which Schedule is incorporated herein by reference. Other than executive officers and directors, to the best of Newport News' knowledge, there are no persons controlling or ultimately in control of Newport News. Neither Newport News, nor, to the best of Newport News' knowledge, any of the persons named on Schedule I has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          N/A

Item 4.  Purpose of Transaction.

          On January 19, 1999, Newport News, Ares Acquisition Corporation, a Louisiana corporation and a wholly owned subsidiary of Newport News ("Sub"), and Avondale, entered into an Agreement and Plan of Merger (the "Merger Agreement").

          Concurrently with and as an inducement and condition to Newport News' entering into the Merger Agreement, Newport News and Avondale (i) entered into a stock option agreement (the "Avondale Stock Option Agreement") pursuant to which Avondale granted Newport News the option (the "Avondale Option") to purchase up to 1,312,000 shares of Avondale Common Stock (or such greater number as equals 9.9% of the then-outstanding shares of Avondale Common Stock) at a purchase price of $35.50 per share and (ii) entered into a stock option agreement (the "Newport News Stock Option Agreement") pursuant to which Newport News granted Avondale the option to purchase up to 3,392,000 shares of Newport News Common Stock (or such greater number as equals 9.9% of the then-outstanding shares of Newport News Common Stock) at a price of $29.875 per share. Both the Newport News Stock Option Agreement and the Avondale Stock Option Agreement provide that the option of either of the grantees under either of the agreements is exercisable only after a termination of the Merger Agreement in connection with which a grantee is or may be entitled to a termination fee pursuant to the terms of the Merger Agreement.

          On May 6, 1999, Avondale announced that Litton Industries, Inc. had submitted an unsolicited written proposal to acquire Avondale in an all cash transaction of $38.00 per common share. On June 1, 1999, Newport News received formal notification from Avondale that its Board of Directors determined that it would accept Litton's offer to acquire Avondale. Following this event, on June 3, 1999, Newport News announced that it would not increase its bid to merge with Avondale. Avondale subsequently announced it was terminating the Merger Agreement, making the Avondale Option immediately exercisable.

Item 5. Interest in Securities of the Issuer.

          On June 3, 1999, Newport News informed Avondale of its intent to exercise on a cashless basis the Avondale Option. On June 8, 1999, Avondale paid Newport News $5,248,000, which terminated the Avondale Option. As a result, Newport News is no longer the beneficial owner of more than five percent of the Avondale Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described in Item 4 and Item 5 of this Schedule 13D, neither Newport News nor, to the best of its knowledge, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Avondale, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

1. Agreement and Plan of Merger among Newport News, Sub and Avondale, dated as of January 19, 1999 (Reference is made to Exhibit 1 to Newport News Shipbuilding Inc.'s Schedule 13D filed on January 29, 1999, which Exhibit is incorporated herein by reference).

2. Avondale Stock Option Agreement among Avondale and Newport News, dated as of January 19, 1999 (Reference is made to Exhibit 3 to Newport News Shipbuilding Inc.'s Schedule 13D filed on January 29, 1999, which Exhibit is incorporated herein by reference).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1999


                                        NEWPORT NEWS SHIPBUILDING INC.


                                        By:    /s/ Peter A. V. Huegel
                                           -----------------------------
                                           Name:  Peter A. V. Huegel
                                           Title: Assistant Secretary

                                 EXHIBIT INDEX


Exhibit No.                Description                           Page No.

Exhibit 1         Agreement and Plan of Merger among Newport
                  News Shipbuilding Inc., Ares Acquisition
                  Corporation and Avondale Industries, Inc., dated as of January 19, 1999.

Exhibit 2         Avondale Stock Option Agreement among
                  Avondale Industries, Inc. and Newport News
                  Shipbuilding Inc., dated as of January 19,
                  1999.

                                                                    SCHEDULE I


      Directors and Executive Officers of Newport News Shipbuilding Inc.

          The names and present principal occupations of the directors and executive officers of Newport News Shipbuilding Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

I.       Directors

         Hon. Gerald L. Baliles             Partner of Hunton & Williams,
                                            Chairman of the Richmond Regional
                                            Transportation Advocacy Board,
                                            Member of the Council on Foreign
                                            Relations, Director of Norfolk
                                            Southern Company, The Atlantic
                                            Council of the United States and
                                            the United States Council for
                                            International Business

         Leon A. Edney, Admiral (Ret.)      Director of Armed Forces Benefit
                                            Services Inc. and the Retired
                                            Officers Association, Vice
                                            Chairman of the Board of the Naval
                                            Aviation Museum Foundation, Senior
                                            Fellow at the Center for Naval
                                            Analysis, Trustee of the Naval
                                            Academy Foundation, Distinguished
                                            Leadership Chair of United States
                                            Naval Academy

         William P. Fricks                  Chairman of the Board, President
                                            and Chief Executive Officer of
                                            Newport News Shipbuilding Inc.

         Dr. William R. Harvey              President of Hampton University,
                                            Owner of the Pepsi-Cola Bottling
                                            Company of Houghton, Michigan,
                                            Director of the First Union
                                            National Bank of Virginia and
                                            Trigon Blue Cross Blue Shield of
                                            Virginia

         Dana G. Mead                       Executive Officer of Tenneco,
                                            Director of Unisource Worldwide
                                            Inc., Pfizer Inc., the Zurich
                                            Insurance Group and Textron Inc.

         Dr. Joseph J. Sisco                Partner of Sisco Associates,
                                            Director of Braun AG

         Stephen R. Wilson                  Group Finance Director of Reckitt
                                            & Colman plc


II.      Executive Officers

         David J. Anderson                  Senior Vice President and Chief
                                            Financial Officer

         Stephen B. Clarkson                Vice President - General Counsel
                                            and Secretary

         William G. Cridlin, Jr.            Vice President and General Manager
                                            - Submarines

         Roger Eshelman                     Vice President - Nuclear
                                            Engineering

         William P. Fricks                  Chairman of the Board and Chief
                                            Executive Officer

         Robert L. Gunter, Jr.              Vice President - Engineering

         T. Michael Hatfield                Vice President - Corporate
                                            Communications

         Alfred Little, Jr.                 Vice President - Human Resources
                                            and EH&S

         Marc Y. E. Pelaez                  Vice President - Business and
                                            Technology Development

         C. Michael Petters                 Vice President and General Manager
                                            - Aircraft Carriers

         Thomas C. Schievelbein             Executive Vice President -
                                            Operations

         Patrick A. Tucker                  Vice President - Government
                                            Relations

         John E. Shephard, Jr.              Vice President - Manufacturing and
                                            Materials

         George A. Wade                     Vice President - Assembly, Test
                                            and Trades

         William Weaver, Jr.                Vice President - Planning and
                                            Facilities

         Charles Wingfield, Jr.             Vice President and Controller

         D. R. Wyatt                        Treasurer